LON F. POVICH Executive Vice President General Counsel and Secretary

Phone:	508-651-6670
Fax:	508-651-5552
E-mail:	lpovich@bjs.com

January 14, 2010

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	H. Christopher Owings

Re:	BJ’s Wholesale Club, Inc. Form 10-K for the fiscal Year Ended January 31, 2009 Filed March 27, 2009 Definitive Proxy Statement on Schedule 14A Filed April 15, 2009 File No. 1-13143

Ladies and Gentlemen:

Enclosed please find our responses to the comments regarding the above-referenced filings contained in a letter from H. Christopher Owings of the Staff (the “Staff”) of the Securities and Exchange Commission, dated December 16, 2009. Our responses are keyed to the sequential numbering of the comments and to the headings used in your letter.

In response to the Staff’s comments, we will, as applicable, revise our disclosures in future filings in a manner consistent with the responses below.

Form 10-K for the Fiscal Year Ended January 31, 2009

1.	Please describe the practices of the company relating to warranties and product recalls. Refer to Item 101(c)(1)(vi) of Regulation S-K.

H. Christopher Owings

U.S. Securities and Exchange Commission

January 14, 2010

Response: Our practices with respect to warranties and product recalls are as follows. In all cases, we pass on any manufacturers’ warranties to our customers, and with some limited number of products, e.g. tires, we offer third party warranties for sale to our members. Our accounting for third party warranties is described on page 37 of our 2008 Form 10-K.

As to product recalls, we have put in place a process for executing recalls of any goods as warranted. The recall process includes notifications to our stores and, if appropriate, to the customers who have purchased the goods in question. We determine appropriateness on a case-by-case basis, based, in part, on the size of the recall, the severity of the potential impact to the consumer, the attention that the product recall has received in the media, and our ability to contact the purchasers of the products in question.

While we believe that our past disclosures as to warranties and product recalls have been appropriate, especially given that throughout our history neither warranty nor product recalls have been material or significant issues for our financial statements or business, in future filings we will expand discussion of warranties and product recalls to include information similar to that provided above.

Item 3. Legal Proceedings, page 13

2.	We note your disclosure that the company is subject to various claims relating to fraudulent credit and debit card charges. If these claims are proceedings pending in court, please disclose the name of the court, the date instituted, the names of the principal parties thereto, and quantify the relief sought. Refer to Item 103 of Regulation S-K.

Response: As of the date of this letter, all pending lawsuits relating to the claims that are the subject of this comment have been finally resolved in favor of the Company and/or parties the Company was under agreement to indemnify, either through settlement or a final judgment of the highest state appellate court with jurisdiction over the matter. In addition, at no time while the claims were pending did the claims for damages asserted in those lawsuits approach the level of materiality required for disclosure under Item 103, (i.e., 10% of our current assets on a consolidated basis), and therefore we do not believe any additional disclosure was required in any of our prior filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 21

3.

Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Your discussion

H. Christopher Owings

U.S. Securities and Exchange Commission

January 14, 2010

here should not be a recitation of your financial statements in narrative form. For example, we note your statement on page 21 that comparable club sales increased by 9.4% from 2007 to 2008, which included a food sales increase of approximately 10% over the same period. Discuss whether you expect this trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Refer to Securities Act Release No. 33-8350, Section 1.B. (December 19, 2003); and Securities Act Release No. 33-6835, Section III.C. (May 18, 1989).

Response: We believe that our MD&A disclosures identify all known trends and uncertainties as soon as they appear to management to be material and to in fact represent a trend (as opposed to mere period to period variations in our business).

For example, our most recent Form 10-K included a separately captioned “Outlook for 2009” section in which we discussed our expectations with respect to a number of trends and uncertainties, including a slowing in the growth of selling, general and administrative expense dollars and expected increases in information technology costs. As a further example, in our most recent Form 10-Q, we included the sentence highlighted below regarding the expected future impact of price deflation on our business as part of a discussion of comparable club sales that is comparable to the example mentioned in the Staff’s comment:

Merchandise comparable club sales increased 3.9% and 4.7% in this year’s third quarter and first nine months, respectively, due largely to increases in sales of food and consumables. Food accounted for approximately 66% of merchandise sales in this year’s third quarter and year-to-date periods versus 66% in last year’s third quarter and 65% in last year’s year-to-date period. On a comparable club basis, food sales increased by approximately 5% in this year’s third quarter and increased by approximately 6% year-to-date. Also on a comparable club basis, general merchandise sales increased by approximately 2% in this year’s third quarter and increased by approximately 1% year-to-date. Merchandise comparable club sales in this year’s third quarter were unfavorably affected by increased price deflation, as well as new competition and self-cannibalization. The price deflation, which was particularly evident in our perishables business, was more than offset by strong unit sales growth. We expect price deflation will continue to impact our merchandise sales results for the remainder of this year and possibly into early next year. (emphasis added).

In specific response to your inquiry, we confirm that, in addition to reporting the annual comparative sales increases in the sales of our food and non-food products, in future filings we will

H. Christopher Owings

U.S. Securities and Exchange Commission

January 14, 2010

provide commentary as to further trends if we are reasonably confident that the data represents trends over time (as opposed to a one-year snap shot of results), and as such would be indicative of our future performance or suggest that reported results are not likely to be indicative of future performance.

Exhibit 10.13 Credit Agreement

4.	The incorporation by reference of Exhibit 10.13, Credit Agreement, appears to be incorrect. Footnote 14 on page 61 indicates that this exhibit was filed with your Current Report on Form 8-K dated November 28, 2006, but it appears this exhibit was filed with your Current Report on Form 8-K dated and filed May 4, 2005. Please revise and confirm that all other references in your exhibit index are correct.

Response: The Staff’s comment regarding Exhibit 10.13 is correct and we will correct the reference in future filings. We have confirmed that all other references are accurate.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Compensation Actions Relating to Fiscal 2008, page 28

5.	Please describe how the 2008 option awards amounts disclosed in your Summary Compensation Table were initially determined, including, but not limited to, the initial grant date and vesting period for the subject options. In this regard, we understood from your disclosure on page 21 that no options were granted in 2008.

Response: As noted in the Staff’s comment, no options were granted to any of the named executive officers in 2008. In accordance with then applicable rules, the dollar amounts disclosed in the “Option Awards” column of the Summary Compensation Table are a function of the recognition of accounting expense with respect to option grants awarded in prior years (as described in footnote 3 of the Summary Compensation Table).

In CD&A each year we describe our compensation methodology in general and the use of options as one component of that methodology in particular. For example, in our 2007 Proxy Statement (filed April 11, 2008) beginning at page 28 we discussed in detail our efforts to assemble a management team to lead the Company’s turn around and the options awarded to our NEOs as one-time grants as part of that process. No other options were granted to the NEOs in 2007. See 2007 Proxy Statement at pages 31-32. Similarly, in earlier years we also disclosed the number of options granted in those years, and the rationale behind such grants. See e.g. 2006 Proxy Statement (filed April 20, 2007) at pages 17 and 23 and 2005 Proxy Statement (filed April 19, 2006) at pages 15 and 17.

H. Christopher Owings

U.S. Securities and Exchange Commission

January 14, 2010

Since no compensation decisions made for fiscal 2008 were impacted by these prior option grants, and given the focus of CD&A on compensation for the last completed fiscal year, we do not believe a discussion of the prior option grants is material to an understanding of compensation for fiscal 2008.

2008 Management Incentive Plan, page 29

6.	Please disclose the formula used to calculate each NEO’s annual incentive award. Refer to Item 402(b)(1)(v) of Regulation S-K.

As we discuss on pages 20 and 21 of our 2008 Proxy Statement, NEOs are eligible for an annual incentive award based upon the Company’s performance relative to certain targets established at the outset of each fiscal year. The formula used to calculate each award is the product of the executive’s salary, bonus target percentage, and the Company’s performance relative to the established targets.

In 2008, 20 percent of each NEO’s incentive was based upon achievement of a sales goal, and the remaining 80 percent of each NEO’s incentive was based upon achievement of a net income goal. Performance against the sales and net income goals are each subject to a slope whereby executives are rewarded for outperforming the target and penalized for missing the target. With regard to the sales target, each 1 percent positive variance from the target drives a 26.3 percent increase in performance versus that target. For each 1 percent negative variance from the sales target, a 13 percent decrease in performance results. With regard to the net income target, each 1 percent positive variance from the target drives a 5 percent increase in performance versus that target. For each 1 percent negative variance from the target, an 8 percent decrease in performance results. There is a floor of zero percent performance versus each target, and a ceiling of 200 percent.

Using the actual results from 2008 when the Company outperformed the sales target by 2.05 percent and outperformed the net income target by 9.82 percent, the following equation results in the 150.1 percent of target achieved and disclosed:

[20% (100% + (2.05*26.3%))] + [80% (100% + (9.82*5%))] = 30.8%+119.3% = 150.1% of target

Relative Performance of Sales Goal	+	Relative Performance of Net Income Goal	=	Simplification of Each Term	=	Sum

The ECC may adjust the performance against the targets for certain events as defined in the plan, including items such as unusual or extraordinary items, club closures, changes in accounting practice or settlements and judgments. In 2008, the ECC approved adjustments to the net income performance for two matters regarding clubs closed in prior years and for two settlements of state tax audits for which FIN 48 reserves had been provided upon adoption of that accounting standard. No adjustments were made to the sales performance.

H. Christopher Owings

U.S. Securities and Exchange Commission

January 14, 2010

In the course of responding to this comment, we noted that our 2008 Proxy Statement, on page 29, incorrectly reflected the incentive plan targets as being 33% related to sales and 67% related to net income. We also noted that our 2008 Proxy Statement, on page 30, incorrectly reflected the actual performance against each target. We believe that these errors, although unfortunate, are not material. The information reflected herein is correct and results in the 150.1% actual combined performance versus target, which is accurately disclosed in the tables on pages 21 and 30 of the 2008 Proxy Statement.

In future filings, we will include additional disclosure regarding the adjustments to performance approved by the ECC for the last completed fiscal year, as well as for the slopes against performance targets for the last completed fiscal year.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact me at (508) 651-6670.

Sincerely,

/S/ Lon F. Povich
Lon F. Povich
EVP, General Counsel and Secretary

cc:	Mr. Herbert J Zarkin
Ms. Laura J. Sen
Mr. Frank D. Forward